Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of September 30, 2008 and for the nine months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2007 and the other information contained in such Annual Report, particularly the information under the caption “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

        Prior to the fourth quarter of 2007, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel (“IL GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements. The Company recast the comparative amounts included in its financial statements and in this report to US GAAP.

        On September 19, 2008, we completed the merger with Jazz Technologies™, Inc. (formerly AMEX: JAZ) (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in Newport Beach, California, in a stock-for-stock transaction. As a result of this transaction, both Jazz and its subsidiary Jazz Semiconductor, Inc. became wholly owned subsidiaries of the Company. For additional information regarding the merger, see Note 3 to the unaudited condensed interim consolidated financial statements as of September 30, 2008 and the Company’s press releases dated September 19, 2008 and May 20, 2008.

Following the completion of the merger with Jazz, on September 19, 2008, the amounts presented in our financial statements and in this report for the third quarter and nine months of 2008 include Jazz’s results for the period between September 19, 2008 and September 30, 2008. The balance sheet as of September 30, 2008 includes Jazz’s amounts as of such date.

For recent business related developments see Notes 1C and 5 to the unaudited condensed interim consolidated financial statements as of September 30, 2008.

Results of Operations

        The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Nine Months Ended September 30,
	2008	2007

Statement of Operations Data:
Total revenues	100%	100%
Cost of total sales	120.8	124.8

Gross loss	(20.8)	(24.8)

Research and development expenses, net	5.6	6.1
Marketing, general and administrative expenses	13.0	14.0
Write-off of in-process research and development	1.3	-
Merger related costs	0.3	-
Fixed assets impairment	69.2	-

Operating loss	(110.2)	(44.9)
Financing expense, net	(11.7)	(19.5)
Gain on debt restructuring	75.0	-

Other income (expenses), net	(0.4)	-

Loss	(47.2)%	(64.4)%

Nine Months Ended September 30, 2008 compared to Nine Months Ended September 30, 2007

        Revenues. Revenues for the nine months ended September 30, 2008 increased by 3.0% to $174.2 million from $169.2 million for the nine months ended September 30, 2007.

        Cost of Total Sales. Cost of total sales for the nine months ended September 30, 2008 amounted to $210.4 million, compared with $211.2 million for the nine months ended September 30, 2007. This modest decrease in cost of sales despite the increase in revenues was mainly attributable to a reduction in depreciation and amortization expenses following the previously announced change in the estimated useful lives of the Company’s machinery and equipment in the second quarter of 2007 (and as a result, the Company’s machinery and equipment are depreciated over estimated useful lives of 7 years rather than 5 years).

        Gross Loss. Gross loss for the nine months ended September 30, 2008 was $36.2 million compared to a gross loss of $42.0 million for the nine months ended September 30, 2007. The decrease in gross loss was mainly attributable to the 3.0% increase in revenues and the lower depreciation as described above.

        Research and Development. Research and development expenses for the nine months ended September 30, 2008 decreased to $9.7 million from $10.3 million for the nine months ended September 30, 2007.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the nine months ended September 30, 2008 decreased to $22.7 million from $23.7 million for the nine months ended September 30, 2007.

        Write-off of in-process research and development and merger related costs, these one-time expenses, resulting from the merger with Jazz, amounted to $2.8 million in the nine months ended September 30, 2008.

        Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the nine months ended September 30, 2008. Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory, we determined that the circumstances indicate that the carrying amount may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, we tested the recoverability of our plant and equipment based, among others, on our business plan and market prevailing conditions, and determined that the carrying amounts of our plant and equipment may not be recoverable. We evaluated the fair value of our plant and equipment and determined that the carrying amounts exceed the fair values by $120.5 million and recorded a charge in that amount in the current period.

        Operating Loss. Operating loss for the nine months ended September 30, 2008 was $192.0 million, compared to $76.0 million for the nine months ended September 30, 2007. The increase in the operating loss is mainly due to the above one time fixed assets impairment. Operating loss excluding one-time items, which are comprised of $120.5 fixed assets impairment and $2.8 million write off of in process research and development and merger related costs, decreased by $7.4 million as compared to the nine months ended September 30, 2007.

        Financing Expenses, Net. Financing expenses, net for the nine months ended September 30, 2008 were $20.4 million compared to financing expenses, net of $33.0 million for the nine months ended September 30, 2007. This decrease is mainly due to the debt restructuring detailed below, measuring at fair value of our loans and convertible debentures derivatives and due to lower interest on our long-term debt following the LIBOR rate decrease. The above was partially offset by the influence of the revaluation of the NIS in relation to the dollar.

        Gain On Debt Restructuring. Gain on debt restructuring resulting from the definitive agreements with the Banks and the Israel Corp.(“TIC”) as detailed below, was $130.7 million for the nine months ended September 30, 2008.

        Other Income (Expense), Net. Other expense, net, for the nine months ended September 30, 2008 was $0.6 million compared to other income, net of $0.1 million for the nine months ended September 30, 2007.

        Loss. Loss for the nine months ended September 30, 2008 was $82.3 million, compared to $108.9 million for the nine months ended September 30, 2007. This decrease is attributable mainly to $130.7 million gain on debt restructuring, $7.4 million decrease in the above operating loss excluding one time items and $12.6 million decrease in finance expenses which was partially offset by $120.5 million fixed assets impairment and $2.8 million one-time write-off of in-process research and development and merger related costs.

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the nine months ended September 30, 2008, the exchange rate of the dollar in relation to the NIS decreased by 11.1% and the Israeli Consumer Price Index (“CPI”) increased by 4.4% (during the nine months ended September 30, 2007 there was a decrease of 5.0% in the exchange rate of the dollar in relation to the NIS and an increase of 2.3% in the CPI).

        We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

        Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations. The recent devaluation of the US dollar in relation to the NIS mainly increased our dollar expenses related to our NIS denominated debentures and the dollar amount of our NIS denominated expenses.

Liquidity and Capital Resources

        As of September 30, 2008, we had an aggregate of $38.2 million in cash and cash equivalents. This compares to $44.5 million we had as of December 31, 2007.

        During the nine months ended September 30, 2008, we raised $32.0 million through long-term loans, $20.0 million through capital notes in connection with the definitive agreements with the Banks and Israel Corp. detailed below and $7.0 million through short-term debts and generated a net amount of $10.9 million from our operating activities. The above mentioned liquidity resources financed the capital expenditure investments we made during the nine months ended September 30, 2008, which aggregated to an amount of $70.6 million, mainly in connection with the purchase and installation of equipment for the ramp up of Fab 2 and the repayment of convertible debentures in the amount of $8.2 million.

        As of September 30, 2008, we had loans from banks in the amount of $214.1 million, of which $14 million are presented as short-term. As of such date, we presented in our balance sheet an aggregate of $229.0 million of debentures (calculated based on accounting GAAP), of which $9.3 million are presented as current maturities.

        Our long term loans were significantly reduced to the above $200.1 million as of September 30, 2008 following the definitive agreements with the Banks and TIC. In September 2008, we signed and closed definitive agreements with the Banks and TIC to convert a portion of our debt into equity equivalent capital notes.

Pursuant to the agreements: (i) $250 million of our debt was converted into equity capital notes, exercisable into the Company’s ordinary shares at $1.42 per share; (ii) TIC invested $20 million in the Company in exchange for equity equivalent capital notes of the Company exercisable into the Company’s ordinary shares at $0.71 per share. Furthermore, TIC committed to invest up to an additional $20 million under certain conditions. In addition, (i) the commencement date for the repayment of the remaining principal of the Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in 8 quarterly installments between September 2010 and June 2012; (ii) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principle of the Banks’ loans and will be paid in the same schedule; (iii) the interest rate on the remaining principle of the Banks’ loans will be LIBOR plus 2.5% per annum; and (iv) the Banks waived in full the Company’s compliance with financial covenants through the end of 2008. Until conversion, the above mentioned equity equivalent capital notes have no voting rights, no dividend rights, are not tradable, do not carry interest, are not linked to any index and are not redeemable.